HANNY HANNY HOLDINGS LIMITED
VISIONS AHEAD 錦興集團有限公司

Via Fedex

April 5, 2002


02028333

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C.
20549
U.S.A.

SUPPL

Attention: Filings



Dear Sirs:

Hanny Holdings Limited
SEC File 82-3638

In compliance with the exemption requirements of SEC Rule 12g3-2(b), we are pleased to enclose one item for filing with you as follows:

> Circular. April 4, 2002.
> Possible Discloseable Transaction.

PROCESSED
MAY 0 1 2002
THOMSON FINANCIAL

Thank you for your kind assistance with this matter.

Yours very truly,
Hanny Holdings Limited



Amy Chau
Tel: (604) 733-0896 extension 25
Email: achau@burcon.ca

Enclosure

cc: Hanny Holdings Limited
Attn.: Florence Kam (via fax without enclosure)

C:\My Documents\Hanny Holdings\ltr to Securities ADR Filing.doc

c/o 1946 West Broadway, Vancouver
British Columbia, Canada V6J 1Z2
Tel: (604) 733-0896 Fax: (604) 733-8821

SEC FILING 82-3638

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hanny Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

POSSIBLE

DISCLOSEABLE TRANSACTION

4th April, 2002

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"associate"	shall have the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Bonus Issue"	the issue of Bonus Warrants to the first registered holders of the Rights Shares on the basis of three units of subscription rights for every ten Rights Shares taken up
"Bonus Warrants"	warrants with subscription rights in units of HK$0.17 each in the amount of not less than HK$47,019,852 which entitle the holder thereof to subscribe for CSH Shares at an initial subscription price of HK$0.17 per CSH Share, subject to adjustment, exercisable from the first day of dealing in the Bonus Warrants on the Stock Exchange to 30th June, 2003, both dates inclusive
"Calisan"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly owned by Paul Y. – ITC
"Calisan Underwriting Agreement"	agreement dated 14th March, 2002 entered into between CSH and Calisan in relation to the Rights Issue
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles is deemed to be interested in 27.73% of its issued share capital
"CSH"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"CSH Group"	CSH and its subsidiaries
"CSH Independent Shareholders"	shareholders of CSH other than Well Orient and Calisan, their respective associates and parties acting in concert with them and those who are involved in or interested in the underwriting of the Rights Issue under the Underwriting Agreements
"CSH Share(s)"	share(s) of HK$0.10 each in the capital of CSH
"CSH Share Option(s)"	option(s) to subscribe for CSH Share(s) granted by CSH under its share option scheme adopted on 20th July, 1992
"Director(s)"	director(s) of the Company

"EGM"	extraordinary general meeting of CSH to be convened to approve the Rights Issue with the Bonus Issue and the Whitewash Waiver
"Excluded Rights Shares"	the 321,760,000 Rights Shares that Well Orient and Calisan are entitled to subscribe for pursuant to the terms of the Rights Issue in their capacity as Qualifying CSH Shareholders
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	2nd April, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Overseas CSH Shareholder(s)"	shareholder(s) of CSH whose name(s) appear(s) on the register of members of CSH on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Paul Y. – ITC"	Paul Y. – ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles is deemed to be interested in 42.2% of its issued share capital
"Prospectus Documents"	the prospectus to be issued by CSH in relation to the Rights Issue, the provisional allotment letter and the form of application for excess Rights Shares
"Qualifying CSH Shareholders"	shareholders of CSH, other than the Overseas CSH Shareholder(s), whose name(s) appear(s) on the register of members of CSH on the Record Date
"Record Date"	4:00 p.m. (Hong Kong time) on the record date for the determination of the entitlements for the provisional allotment of the nil-paid Rights Share under the Rights Issue

"Rights Issue"	the rights issue of two Rights Shares for every one existing CSH Share held on the Record Date
"Rights Share(s)"	new CSH Share(s) to be issued under the Rights Issue
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriting Agreements"	the Well Orient Underwriting Agreement and the Calisan Underwriting Agreement
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by the Company
"Well Orient Underwriting Agreement"	agreement dated 14th March, 2002 entered into between CSH and Well Orient in relation to the Rights Issue
"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 to the Notes on dispensations from Rule 26 of the Takeovers Code in respect of the obligations of Well Orient, Calisan and parties acting in concert with any of them to make a mandatory general offer for all the CSH Shares not already owned or agreed to be acquired by Well Orient, Calisan and parties acting in concert with any of them which would otherwise arise as a result of Well Orient and Calisan subscribing for the Rights Shares under the terms of the Underwriting Agreements


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Yap, Allan *(Managing Director)*
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken

Non-executive Directors:
Mr. Fok Kin Ning, Canning
Mr. Yuen Tin Fan, Francis*
Mr. Ip Tak Chuen, Edmond
Mr. Ma Si Hang, Frederick*
Mr. Tsang Link Carl, Brian*
Mr. Cheung Hon Kit

* *Independent non-executive Director*

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
7th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

4th April, 2002

To the shareholders and, for information only, to the holders of share options granted under the Company's employee share option scheme

Dear Sir or Madam,

POSSIBLE DISCLOSEABLE TRANSACTION

INTRODUCTION

It was announced on 14th March, 2002 that CSH proposed to raise about HK$138.30 million, before expenses, by issuing not less than 921,957,884 new CSH Shares by way of the Rights Issue, payable in full on acceptance, with the Bonus Issue at a price of HK$0.15 per Rights Share. CSH will provisionally allot two Rights Shares for every one existing CSH Share held by the Qualifying CSH Shareholders on the Record Date with Bonus Warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up. The Rights Issue is subject to the conditions set out below under the section headed "Conditions of the Rights Issue".

Well Orient currently holds 80,440,000 CSH Shares, representing approximately 17.45% of the existing issued share capital of CSH. Well Orient has undertaken to subscribe for its provisional entitlements in full, amounting to 160,880,000 Rights Shares (in the amount of HK$24,132,000). Well Orient and Calisan (which currently also holds 80,440,000 CSH Shares and has also undertaken to subscribe for its provisional entitlements of 160,880,000 Rights Shares in full), each has agreed to underwrite the balance of the Rights Shares, amounting to not less than 600,197,884 Rights Shares, in equal shares, subject to fulfilment of the conditions set out in each of their respective Underwriting Agreements (both dated 14th March, 2002). An underwriting commission of 1% will be payable by CSH to each of Well Orient and Calisan.

In the event that Well Orient and Calisan are called upon to take up their obligations under their respective Underwriting Agreements in full in equal shares, the aggregate interest of Well Orient and Calisan in the share capital of CSH as enlarged by the Rights Issue would be increased to approximately 78.30%, assuming no CSH Share Options are duly exercised before the Record Date. Under Rule 26 of the Takeovers Code, the fulfilment of the underwriting commitment of Well Orient and Calisan may trigger a mandatory general offer by Well Orient, Calisan and parties acting in concert with them, for all the CSH Shares other than those already owned or agreed to be acquired by Well Orient, Calisan and parties acting in concert with them. A Whitewash Waiver application will be made by Well Orient, Calisan and parties acting in concert with them to the Executive.

If the Company takes up more than 149,218,884 Rights Shares pursuant to the Well Orient Underwriting Agreement, this will constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

RIGHTS ISSUE OF CSH

Issue statistics

Basis of the Rights Issue:	two Rights Shares for every one existing CSH Share held on the Record Date at a subscription price of HK$0.15 per Rights Share with Bonus Warrants of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up
Number of existing CSH Shares in issue:	460,978,942 CSH Shares as at the date of the announcement in relation to the Rights Issue
Number of Rights Shares:	not less than 921,957,884 Rights Shares
Amount of Bonus Warrants:	units of subscription rights with initial subscription price of HK$0.17 each in the amount of not less than HK$47,019,852

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional CSH Shares which will be issued and allotted on or before the Record Date to holders of the CSH Share Options pursuant to the exercise of the subscription rights attaching to the

CSH Share Options. As at the Latest Practicable Date, CSH has 376,750 CSH Share Options outstanding and exercisable before the Record Date by the directors and employees of the CSH Group to subscribe for the CSH Shares. If all the subscription rights attaching to the CSH Share Options are duly exercised and CSH Shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of issued CSH Shares will be increased by 376,750 CSH Shares and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased by 753,500 Rights Shares. Well Orient and Calisan have agreed to underwrite in equal shares all the Rights Shares which will be provisionally allotted under the Rights Issue other than the Excluded Rights Shares.

Subscription price of Rights Shares

The subscription price for the Rights Shares is HK$0.15 per Rights Share, payable in full on acceptance. Such subscription price represents a discount of approximately 61.54% to the closing price of HK$0.39 per CSH Share as quoted on the Stock Exchange at 12:30 p.m. on Friday, 8th March, 2002, being the last trading day pending the release of the announcement in relation to the Rights Issue; a discount of 62.50% to the average closing price of approximately HK$0.40 per CSH Share as quoted on the Stock Exchange for the 10 trading days up to and including 8th March, 2002; a discount of 50% to the closing price of HK$0.30 per CSH Share as quoted on the Stock Exchange on the Latest Practicable Date; and a discount of approximately 97.55% to the unaudited consolidated net asset value of approximately HK$6.13 per CSH Share as at 30th June, 2001, being the date to which the latest interim report of the CSH Group was made up.

Basis of provisional allotments

Two Rights Shares in nil-paid form, for every one existing CSH Share held by the Qualifying CSH Shareholders as at the close of business on the Record Date.

Status of the Rights Shares

When allotted and fully paid, the Rights Shares will rank pari passu with the then existing CSH Shares in all respects.

Bonus Warrants

Subject to the satisfaction of the conditions of the Rights Issue, Bonus Warrants will be issued to the first registered holders of the Rights Shares on the basis of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up under the Rights Issue. The issue of Bonus Warrants will be subject to the approval of CSH Independent Shareholders at the EGM and the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Bonus Warrants and the CSH Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

Subscription price of Bonus Warrants

The initial subscription price of Bonus Warrants of HK$0.17 per CSH Share represents a discount of approximately 56.41% to the closing price of HK$0.39 per CSH Share as quoted on the Stock Exchange at 12:30 p.m. on Friday, 8th March, 2002, being the last trading day pending the release of the

announcement in relation to the Rights Issue; a discount of 57.50% to the average closing price per CSH Share of approximately HK$0.40 for the 10 trading days up to and including 8th March, 2002; and a discount of approximately 43.33% to the closing price of HK$0.30 per CSH Share as quoted on the Stock Exchange on the Latest Practicable Date. The discount of the initial subscription price of the Bonus Warrants to the closing price of the CSH Shares is in line with the discount of the subscription price of the Rights Issue.

Subscription period of Bonus Warrants

The subscription period of the Bonus Warrants is expected to be from the date on which the listing of the Bonus Warrants commences on the Stock Exchange to 30th June, 2003, both dates inclusive.

Application for listing

CSH will apply to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants and the CSH Shares, which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

WELL ORIENT UNDERWRITING AGREEMENT

Date:	14th March, 2002
Parties:	Well Orient and CSH
Number of Rights Shares underwritten by Well Orient:	one of every two Rights Shares less Excluded Rights Shares, being not less than 300,098,942 Rights Shares, depending on the number of CSH Shares in issue on the Record Date
Commission payable to Well Orient:	1% of the aggregate subscription price of the Rights Shares to be underwritten by Well Orient

On 14th March, 2002, CSH and Calisan also entered into the Calisan Underwriting Agreement with the same principal terms as the Well Orient Underwriting Agreement.

Well Orient currently holds 80,440,000 CSH Shares, representing approximately 17.45% of the issued share capital of CSH. Well Orient has undertaken to subscribe for its provisional entitlements in full, amounting to 160,880,000 Rights Shares (in the amount of HK$24,132,000).

Well Orient and Calisan (which currently also holds 80,440,000 CSH Shares and has also undertaken to subscribe for its provisional entitlements of 160,880,000 Rights Shares in full), each has agreed to underwrite the balance of the Rights Shares, amounting to not less than 600,197,884 Rights Shares, in equal shares, depending on the number of the CSH Shares in issue on the Record Date, subject to fulfilment of the conditions set out in each of their respective Underwriting Agreements. Each of Well Orient and Calisan has also irrevocably undertaken to CSH that the CSH Shares beneficially owned by them will remain registered in their names from the date of the announcement in relation to the Rights Issue to the Record Date.

In the event that Well Orient and Calisan are called upon to take up their obligations under their respective Underwriting Agreements in full in equal shares, the aggregate interest of Well Orient and Calisan in the share capital of CSH as enlarged by the Rights Issue would be increased to approximately 78.30%, assuming no CSH Share Options are duly exercised before the Record Date. Under Rule 26 of the Takeovers Code, the fulfilment of the underwriting commitment of Well Orient and Calisan may trigger a mandatory general offer by Well Orient, Calisan and parties acting in concert with them, for all the CSH Shares other than those already owned or agreed to be acquired by Well Orient, Calisan and parties acting in concert with them. Application will be made by Well Orient, Calisan and parties acting in concert with them to the Executive for the Whitewash Waiver pursuant to Note 1 to the Notes on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, inter alia, the approval of CSH Independent Shareholders taken on a poll at the EGM.

The obligations of each of Well Orient and Calisan under their respective Underwriting Agreements, and completion thereof are several and are not conditional upon each other.

Well Orient, Calisan and parties acting in concert with them have not acquired any voting rights in CSH and have not dealt in any CSH Shares in the six months prior to the date of the announcement in relation to the Rights Issue.

Shareholding Structure of CSH

Assume no CSH Share Options are duly exercised before the Record Date:

		Existing		After Rights Issue and assuming Well Orient and Calisan take up all underwritten Rights Shares	
Registered owner	**Beneficial owner**	**Number of CSH Shares held**	**%**	**Number of CSH Shares held**	**%**
Well Orient or its nominees	The Company	80,440,000	17.45	541,418,942	39.15
Calisan or its nominees	Paul Y. – ITC	80,440,000	17.45	541,418,942	39.15
Sub-total		160,880,000	34.90	1,082,837,884	78.30
Employee		632	0.00	632	0.00
Public		300,098,310	65.10	300,098,310	21.70
Total		460,978,942	100.00	1,382,936,826	100.00

Assume all outstanding CSH Share Options are duly exercised before the Record Date:

Registered owner	Beneficial owner	Existing Number of CSH Shares held	%	After Rights Issue and assuming Well Orient and Calisan take up all underwritten Rights Shares Number of CSH Shares held	%
Well Orient or its nominees	The Company	80,440,000	17.44	541,795,692	39.15
Calisan or its nominees	Paul Y. – ITC	80,440,000	17.44	541,795,692	39.15
Sub-total		160,880,000	34.88	1,083,591,384	78.30
Employee		632	0.00	632	0.00
Public		300,475,060	65.12	300,475,060	21.70
Total		461,355,692	100.00	1,384,067,076	100.00

If the aggregate shareholding of Well Orient, Calisan and parties acting in concert with them after completion of the Rights Issue is in the range of 30% to 50% of the enlarged issued share capital of CSH, they will be subject to the 2% creeper as set out in the Takeovers Code. If the aggregate shareholding of Well Orient, Calisan and parties acting in concert with them after the completion of the Rights Issue exceeds 50% of the enlarged issued share capital of CSH, they can acquire further CSH Shares without triggering a mandatory general offer.

It is the intention of Well Orient, Calisan and parties acting in concert with them to maintain the listing of CSH after the Rights Issue. Accordingly, CSH, Well Orient, Calisan and their respective directors have jointly and severally undertaken to the Stock Exchange that CSH, Well Orient and Calisan will take appropriate steps, to ensure not less than 25% of the CSH Shares are held by the public at all times in compliance with the minimum public float requirement of the Listing Rules. Well Orient and Calisan currently have no intention to change the composition of the board of CSH after completion of the Rights Issue.

Termination of the Underwriting Agreements

Each of Well Orient and Calisan may terminate their respective Underwriting Agreements at any time prior to 4:00 p.m. on 23rd May, 2002 (being the second business day following the last day for acceptance of provisional allotments) if:

1. the occurrence of the following events would in the reasonable opinion of either Well Orient or Calisan materially and adversely affect the business, financial or trading position or prospects of the CSH Group as a whole or otherwise makes it inexpedient or inadvisable for CSH or either Well Orient or Calisan to proceed with the Rights Issue:

    (a) the introduction of any new law or regulation or any change in existing law or regulation or other occurrence of any nature whatsoever;

(b) 'the occurrence of any local, national or international event or change of political, military, financial, economic, currency;

(c) the occurrence of any change in market conditions or combination of circumstances in Hong Kong, including without limitation suspension or material restriction on trading in securities;

2. any change occurs in the circumstances of any member of the CSH Group which would materially and adversely affect the prospects of the CSH Group as a whole;

3. CSH commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under either of the Underwriting Agreements;

4. either Well Orient or Calisan receives notification or otherwise becomes aware of, the fact that any of the representations or warranties contained in either of the Underwriting Agreements was, when given, untrue or inaccurate or would in any respect be untrue or inaccurate if repeated at the relevant times as provided in the Underwriting Agreements and either Well Orient or Calisan in their reasonable opinion determines that any such untrue representation or warranty represents or is likely to represent a material and adverse change in the business, financial or trading position or prospects of the CSH Group as a whole or is otherwise likely to have a material and adverse effect on the Rights Issue; or

5. CSH after any matter or event has occurred or come to the attention of Well Orient and Calisan as a result of which any representation or warranty would be untrue or inaccurate in any respect, fails promptly to send out any announcement or circular (after the despatch of the Prospectus Documents), in such manner (and as appropriate with such contents) as either Well Orient or Calisan may reasonably request for the purpose of preventing the creation of a false market in the securities of CSH.

If either the Well Orient Underwriting Agreement or the Calisan Underwriting Agreement is terminated, one or more of the conditions of the Rights Issue as set out below will not be fulfilled, the Rights Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, among other matters, the followings:

1. CSH registering all relevant documents with the Registrar of Companies in Hong Kong in accordance with the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

2. the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Rights Shares in their nil-paid and fully-paid forms, the Bonus Warrants and the CSH Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants;

3. the granting of the Whitewash Waiver by the Executive;

4. the passing of the ordinary resolutions by CSH Independent Shareholders at the EGM taken on a poll to approve: (i) the Rights Issue with the Bonus Issue; (ii) the issue of the CSH Shares pursuant to the exercise of subscription rights attaching to the Bonus Warrants; and (iii) the Whitewash Waiver;

5. the posting of the Prospectus Documents to the Qualifying CSH Shareholders; and

6. the obligations of each of Well Orient and Calisan under their respective Underwriting Agreements becoming unconditional and the Underwriting Agreements not being terminated in accordance with the terms thereof. If either the Well Orient Underwriting Agreement or the Calisan Underwriting Agreement is terminated, the Rights Issue will not be fully underwritten and in compliance with Rule 7.19 of the Listing Rules. In such circumstances, the Rights Issue will not proceed.

If any of the above conditions is not satisfied, the Rights Issue will not proceed. None of the parties to the Underwriting Agreements will waive condition No. 3.

Application will also be made to the Executive for the Whitewash Waiver from the obligation of Well Orient, Calisan and parties acting in concert with them to make a mandatory general offer for the CSH Shares as a result of the Rights Issue and any Rights Shares which are to be subscribed by Well Orient and Calisan pursuant to their respective Underwriting Agreements. The Whitewash Waiver, if granted by the Executive, would be subject to the approval by CSH Independent Shareholders taken on a poll at the EGM.

INFORMATION ON CSH

CSH itself is an investment holding company. The CSH Group is principally engaged in tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructure projects.

The net profit before and after taxation of CSH as shown on the audited consolidated income statement for the financial year ended 31st December, 1999 was HK$1,093,641,000 and HK$1,088,245,000 respectively. The net loss before and after taxation of CSH as shown on the audited consolidated income statement for the financial year ended 31st December, 2000 was HK$812,883,000 and HK$819,491,000 respectively. The net asset value of CSH as shown on the audited consolidated balance sheet for the financial year ended 31st December, 1999 and 31st December, 2000 was HK$3,376,475,000 and HK$2,849,854,000 respectively.

REASONS FOR THE SUBSCRIPTION AND UNDERWRITING OF RIGHTS SHARES

The Group is principally engaged in the manufacture, distribution and marketing of data storage media (primarily floppy disks, CD-R and CD-RW) and the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories and securities trading. The Group also made strategic investments in information technology, Internet, Internet-related businesses and other businesses.

The Directors consider that the subscription for the provisional entitlements of Rights Shares by Well Orient allows it to avoid the dilutive effect of its shareholding in CSH which may arise from the Rights Issue. Moreover, the Directors are of the view that the CSH Group is a well-established investment holding enterprise for investments. The underwriting by Well Orient can provide CSH Group with additional working capital and funding for investment projects, which would be an opportunity to increase its value, and thus in turn, the investment value of the Group in CSH.

The underwriting commitment of Well Orient will be financed by Well Orient's internal source of funds. It is not anticipated that the underwriting will have any material impact on the financial position of the Group.

GENERAL

Among the directors of CSH, Dr. Chan Kwok Keung, Charles, Ms. Chau Mei Wah, Rosanna and Mr. Yap, Allan, who were nominated and appointed by Well Orient and Calisan after their acquisition of the stake in CSH on 11th October, 2000, are considered to be parties acting in concert with Well Orient and Calisan.

Well Orient, Calisan and parties acting in concert with them will abstain from voting on the resolutions approving the Rights Issue with the Bonus Issue and the Whitewash Waiver at the EGM.

If the Company takes up more than 149,218,884 Rights Shares pursuant to the Well Orient Underwriting Agreement, this will constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules. Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information concerning the Group contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts concerning the Group the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the securities of the Company and its associated corporations, within the meaning of the SDI Ordinance, notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance, including interests which the Directors are taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance, or pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies of the Listing Rules or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein, were as follows:

(a) Ordinary shares and warrants

Name of Director	Nature of interest	Number of shares held	Amount of warrants held *HK$*
Chan Kwok Keung, Charles	Corporate	1,778,028,504	70,226,716.14

Note:

Dr. Chan Kwok Keung, Charles is deemed to have corporate interest in 1,778,028,504 shares and warrants in the amount of HK$70,226,716.14 (to be expired at 4:00 p.m. on 3rd April, 2002) of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). These interests were detailed and duplicated with the interests as shown in the paragraph "Substantial Shareholders" below.

(b) Share options

Name of Directors	Number of share options held Personal interests
Chan Kwok Keung, Charles	160,000,000
Yap, Allan	130,000,000
Chan Kwok Hung	70,000,000
Cheung Kwok Wah, Ken	30,000,000

Notes:

(1) The above share options are exercisable at any time during the period from 31st August, 2001 to 30th August, 2006 at a subscription price of HK$0.07472 per share (subject to adjustment).

(2) According to the Company's share option scheme, the cash consideration paid by each Director for the grant of the share option is HK$1.00.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had, or was taken or deemed to have under section 28 of the SDI Ordinance or under section 31 of, or Part I of the Schedule to, the SDI Ordinance, any interests in the securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, or any interests which were entered in the register kept by the Company pursuant to section 29 of the SDI Ordinance or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies of the Listing Rules.

None of the Directors has entered or is proposing to enter into a service contract with any member of the Group, excluding contracts expiring or determinable by the employer within one year without payment of compensation, other than statutory compensation.

SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of substantial shareholders kept by the Company pursuant to section 16(1) of the SDI Ordinance and so far as is known to the Directors and the chief executive of the Company, the following persons were interested or taken or deemed to be interested in 10% or more of the nominal value of the issued share capital of the Company:

	Number of shares held		
Name of shareholders	Direct interest	Deemed interest	Shareholding percentage %
Chan Kwok Keung, Charles	–	1,778,028,504	27.73
Chinaview	–	1,778,028,504	27.73
Galaxyway Investments Limited ("Galaxyway")	–	1,778,028,504	27.73
ITC Corporation Limited ("ITC")	–	1,778,028,504	27.73
ITC Investment Holdings Limited ("ITC Investment")	–	1,778,028,504	27.73
Mankar Assets Limited ("Mankar")	–	1,778,028,504	27.73
Famex Investment Limited ("Famex")	1,778,028,504	–	27.73

Notes:

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Mankar, ITC Investment and ITC are deemed to be interested in 1,778,028,504 shares which are held by Famex.

(2) Galaxyway, a wholly-owned subsidiary of Chinaview, in which Dr. Chan Kwok Keung, Charles owns its entire issued share capital, owns more than one-third of the issued ordinary share capital of ITC. Galaxyway, Chinaview and Dr. Chan Kwok Keung, Charles are deemed to be interested in 1,778,028,504 shares which are held by Famex.

Save as disclosed herein, the Directors are not aware of any other person who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the issued share capital of any member of the Group.

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration proceedings of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

MISCELLANEOUS

(a) The company secretary of the Company is Ms. Kam Yiu Sai who is a chartered secretary.

(b) The registered office of the Company is at Clarendon House, Church Street, Hamilton HM 11, Bermuda. The principal place of business of the Company in Hong Kong is at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(c) The branch share registrar and transfer office of the Company is Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

除本通函所披露者外，董事並不知悉任何其他人士於最後實際可行日期直接或間接擁有本集團任何成員公司之已發行股本10%或以上之權益。

訴訟

於最後實際可行日期，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司亦無涉及任何尚未了結或有被控之虞之重大訴訟或索償。

其他資料

(a) 本公司之公司秘書為甘瑤斯女士，彼為特許公司秘書。

(b) 本公司之註冊辦事處位於Clarendon House, Church Street, Hamilton HM 11, Bermuda。本公司於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心7樓。

(c) 本公司之股份登記分處及過戶辦事處為秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

(d) 本通函有中英文版本，如出現任何歧義，概以英文版本為準。

附註：

(1) 上述購股權可於二零零一年八月三十一日至二零零六年八月三十日止期間內任何時間按每股0.07472港元(可予調整)之認購價予以行使。

(2) 根據本公司之購股權計劃，每位董事就購股權之授出所支付之現金代價為1.00港元。

除本通函所披露者外，於最後實際可行日期，各董事概無在本公司或其任何聯繫公司(按公開權益條例之涵義)之證券中，擁有根據公開權益條例第28條或公開權益條例第31條或附表第一部份被當作或被視作擁有之權益或擁有根據公開權益條例第29條須列入該條例本公司所置存之登記冊內之任何權益，或根據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之任何權益。

概無董事與本集團任何成員公司訂立或擬訂立任何服務合約，惟不包括於一年內屆滿或僱主可於一年內終止而毋須付出賠償(法定賠償除外)之合約。

主要股東

於最後實際可行日期，根據本公司按公開權益條例第16(1)條須置存之主要股東登記冊所載及就本公司董事及行政總裁所知，下列人士擁有或被當作或被視作擁有本公司已發行股本面值10%或以上之權益：

股東名稱	所持股份數目		持股百分比
	直接權益	應計權益	%
陳國強	—	1,778,028,504	27.73
Chinaview	—	1,778,028,504	27.73
Galaxyway Investments Limited (「Galaxyway」)	—	1,778,028,504	27.73
德祥企業集團有限公司 (「德祥企業」)	—	1,778,028,504	27.73
ITC Investment Holdings Limited (「ITC Investment」)	—	1,778,028,504	27.73
Mankar Assets Limited (「Mankar」)	—	1,778,028,504	27.73
其威投資有限公司(「其威」)	1,778,028,504	—	27.73

附註：

(1) 其威為Mankar之全資附屬公司，而後者為ITC Investment之全資附屬公司，ITC Investment則為德祥企業之全資附屬公司。Mankar、ITC Investment及德祥企業均被視為擁有由其威持有之1,778,028,504股股份之權益。

(2) Galaxyway為Chinaview之全資附屬公司，並擁有德祥企業超過三分一已發行普通股本，而陳國強博士擁有Chinaview全部已發行股本。Galaxyway、Chinaview及陳國強博士均被視為擁有由其威持有之1,778,028,504股股份之權益。

責任聲明

本通函之資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載有關本集團之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何有關本集團之其他事實，致使本通函所載任何內容可能產生誤導。

權益披露

於最後實際可行日期，董事於本公司及其聯繫公司(按公開權益條例之涵義)之證券中，擁有根據公開權益條例第28條已知會本公司及聯交所之權益(包括根據公開權益條例第31條或附表第一部份被當作或被視作擁有之權益)，或根據上市規則所載上市公司董事進行證券交易之標準守則已知會本公司及聯交所之權益，或根據公開權益條例第29條須列入該條例所指定之登記冊內之權益如下：

(a) **普通股及認股權證**

董事姓名	權益性質	所持股份數目	所持認股權證數額 港元
陳國強	公司	1,778,028,504	70,226,716.14

附註：

陳國強博士因在Chinaview International Limited(「Chinaview」)擁有權益，而被視為擁有本公司1,778,028,504股股份及價值70,226,716.14港元之認股權證(將於二零零二年四月三日下午四時正屆滿)之公司權益。此等權益已在下文「主要股東」一節詳述及與該節所載之權益重覆。

(b) **購股權**

董事姓名	所持購股權數目 個人權益
陳國強	160,000,000
Yap, Allan	130,000,000
陳國鴻	70,000,000
張國華	30,000,000

董事認為威倫認購配售股份之暫定配額可使其於中策之權益避免因配售新股而出現之攤薄影響。此外，董事認為中策集團為一家具規模之投資控股企業，有能力進行投資項目。威倫之包銷可提供額外營運資金及投資項目資金予中策集團，此為一個中策集團增值之機會，亦可因而增加本集團於中策之投資價值。

威倫之包銷責任將由威倫之內部資源撥支。預期包銷事項將不會對本集團財政狀況構成任何重大影響。

一般資料

在各中策董事中，陳國強博士、周美華女士及Yap, Allan先生（彼等在威倫及Calisan於二零零零年十月十一日購入中策之股權後，由威倫及Calisan提名及委任），被視為與威倫及Calisan一致行動之人士。

威倫、Calisan及與彼等一致行動之人士將在股東特別大會上就批准配售新股連同紅利發行及清洗豁免之決議案放棄投票。

倘本公司根據威倫包銷協議認購超過149,218,884股配售股份，則根據上市規則第14章之規定，會構成本公司一項須予披露之交易。敬請 閣下留意本通函附錄所載之一般資料。

此致

列位股東 台照
及根據本公司之僱員購股權計劃
所授購股權之持有人 參照

代表董事會
主席
陳國強博士
謹啟

二零零二年四月四日

4. 中策獨立股東在股東特別大會上以票選方式投票通過決議案，批准：(i) 配售新股連同紅利發行；(ii) 根據紅利認股權證所附之認購權被行使而發行中策股份；及 (iii) 清洗豁免；

5. 向合資格中策股東寄發章程文件；及

6. 威倫及Calisan根據彼等各自之包銷協議須各自履行之責任成為無條件，而包銷協議亦無根據其條款被終止。倘威倫包銷協議或Calisan包銷協議被終止，則配售新股不會被全數包銷，亦不會遵照上市規則第7.19條之規定行事。在此情況下，配售新股將不會進行。

倘上文所述之任何條件不獲履行，則配售新股亦不會進行。包銷協議訂約各方均不會豁免第3項條件。

威倫、Calisan及與彼等一致行動之人士將向執行理事申請授出清洗豁免，旨在豁免威倫、Calisan及與彼等一致行動之人士因配售新股及因威倫及Calisan根據彼等各自之包銷協議將予認購任何配售股份而引致須承擔提出強制性全面收購中策股份之責任。執行理事倘授出清洗豁免，仍須待中策獨立股東在股東特別大會上以票選方式投票批准後，方可作實。

有關中策之資料

中策本身乃一間投資控股公司。中策集團主要經營輪胎製造、製造、零售及分銷中藥、西藥及補健食品、物業發展及投資、酒店業務及基建項目之投資。

中策於截至一九九九年十二月三十一日止財政年度之經審核綜合收益報表所示之除税前及除税後之純利分別為1,093,641,000港元及1,088,245,000港元，而截至二零零零年十二月三十一日止財政年度之經審核綜合收益報表所示之除税前及除税後之虧損淨額則分別為812,883,000港元及819,491,000港元。中策於截至一九九九年十二月三十一日止及截至二零零零年十二月三十一日止財政年度之經審核綜合資產負債表所示之資產淨值分別為3,376,475,000港元及2,849,854,000港元。

進行認購及包銷配售股份事項之原因

本集團主要從事生產、銷售及分銷資料儲存媒體(主要為電腦磁碟、一次收錄光碟及可重寫光碟)，以及銷售及分銷電腦配件與儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊設備配件及證券買賣。本集團亦於資訊科技、網絡及網絡相關業務與其他業務上作策略性投資。

(b) 本地、國家或國際發生任何事故或政治、軍事、財政、經濟、貨幣出現變動；

(c) 香港之市場狀況或綜合環境出現任何變動，包括(但不限於)證券買賣暫停或受到嚴重限制；

2. 中策集團任何成員公司之情況出現任何變動，並因此嚴重及不利地影響中策集團之整體前景；

3. 中策違反或遺漏中策根據任何一份包銷協議將須承擔或履行之責任或承諾；

4. 威倫或Calisan接獲通知或從其他途徑得悉，任何一份包銷協議所載之任何聲明或保證在作出之時乃失實或失準，或於包銷協議所規定之有關時限內被重申時會在任何方面失實或失準，而威倫或Calisan合理決定任何上述之失實聲明或保證代表(或有可能代表)中策集團整體業務、財政或經營狀況或前景出現重大不利變動，或可能會對配售新股造成重大不利影響；或

5. 在因發生任何事件或事故或威倫及Calisan知悉有關事件或事故而引致任何聲明或保證在任何方面失實或失準後，中策未能應威倫或Calisan合理要求之方式(及適合該等內容之方式)迅速刊登或刊發公佈或通函(於寄發章程文件後)，以避免中策證券出現造市情況。

倘威倫包銷協議或Calisan包銷協議被終止，一項或以上下列所載配售新股之條件不獲履行，配售新股將不會進行。

配售新股之條件

配售新股須待(其中包括)下列條件獲履行後，方可作實：

1. 中策根據香港法例第32章公司條例將全部有關文件送呈香港公司註冊處辦理登記手續；

2. 聯交所上市委員會批准未繳股款及繳足股款之配售股份、紅利認股權證及紅利認股權證所附之認購權獲行使而須予發行之中策股份上市及買賣；

3. 執行理事授出清洗豁免；

假設全部尚未行使之中策購股權在記錄日期前獲正式行使：

記名擁有人	實益擁有人	現時所持中策股份數目	%	配售新股後及假設威倫及Calisan認購全部被包銷之配售股份所持中策股份數目	%
威倫或其代名人	本公司	80,440,000	17.44	541,795,692	39.15
Calisan或其代名人	保華德祥	80,440,000	17.44	541,795,692	39.15
小計		160,880,000	34.88	1,083,591,384	78.30
僱員		632	0.00	632	0.00
公眾人士		300,475,060	65.12	300,475,060	21.70
合計		461,355,692	100.00	1,384,067,076	100.00

倘威倫、Calisan及與彼等一致行動之人士在配售新股完成後於中策經擴大後之已發行股本所佔之總持股量為30%至50%之間，則彼等將根據收購守則之規定，受2%自由增購率所規限。倘威倫、Calisan及與彼等一致行動之人士在配售新股完成後於中策經擴大後之已發行股本所佔之總持股量超過50%，則彼等可進一步購入中策股份而不會觸發強制性全面收購之機制。

威倫、Calisan及與彼等一致行動之人士現擬在配售新股完成後維持中策之上市地位。因此，中策、威倫、Calisan及彼等各自之董事已共同及個別向聯交所承諾，中策、威倫及Calisan會採取適當步驟以遵守上市規則之最低公眾持股量規定，確保公眾人士在任何時間所持之中策股份不會少於25%。威倫及Calisan現時不擬在配售新股完成後改變中策之董事會成員組合。

終止包銷協議

倘發生下列事故，則威倫及Calisan各自均有權在二零零二年五月二十三日（即緊隨接納暫定配額之最後日期之第二個辦公日）下午四時正之前任何時間終止彼等各自之包銷協議：

1. 威倫或Calisan各自合理認為發生下列事故會嚴重及不利地影響中策集團之整體業務、財政或經營狀況或前景，或導致中策或威倫或Calisan不應或不宜進行配售新股：

   (a) 頒佈任何新法例或法規或現時之法例或法規出現任何變動或發生任何其他有關事故（不論其性質為何）；

倘威倫及Calisan被要求履行彼等根據其各自之包銷協議須履行之全部責任（以均等形式分配），則威倫及Calisan於中策經配售新股而擴大之股本（假設在記錄日期前並無任何中策購股權被行使）擁有之總權益將增至約78.30%。根據收購守則第26條之規定，威倫及Calisan履行彼等之包銷承諾可能會觸發威倫、Calisan及與彼等一致行動之人士提出強制性全面收購之機制，導致彼等須購入全部中策股份（不包括已由威倫、Calisan及與彼等一致行動之人士擁有或同意收購者）。威倫、Calisan及與彼等一致行動之人士將會向執行理事申請根據收購守則第26條豁免註釋附註1授出清洗豁免。倘獲執行理事授出清洗豁免，仍須待（其中包括）中策獨立股東在股東特別大會上以票選方式投票批准後，方可作實。

威倫及Calisan根據彼等各自之包銷協議所須履行之責任，不受彼此完成與否所影響。

威倫、Calisan及與彼等一致行動之人士於就配售新股而刊登之公佈之日期前六個月內，並無購入中策之任何投票權，亦無買賣任何中策股份。

中策之股權結構

假設並無任何中策購股權在記錄日期前獲正式行使：

記名擁有人	實益擁有人	現時所持中策股份數目	%	配售新股後及假設威倫及Calisan認購全部被包銷之配售股份所持中策股份數目	%
威倫或其代名人	本公司	80,440,000	17.45	541,418,942	39.15
Calisan或其代名人	保華德祥	80,440,000	17.45	541,418,942	39.15
小計		160,880,000	34.90	1,082,837,884	78.30
僱員		632	0.00	632	0.00
公眾人士		300,098,310	65.10	300,098,310	21.70
合計		460,978,942	100.00	1,382,936,826	100.00

三十分在聯交所之收市價每股0.39港元折讓約56.41%、較中策股份於截至及包括二零零二年三月八日止十個交易日在聯交所之平均收市價每股約0.40港元折讓57.50%、亦較中策股份於最後實際可行日期在聯交所之收市價每股0.30港元折讓約43.33%。紅利認股權證之初步認購價相較中策股份收市價之折讓率與配售新股認購價折讓率相符。

紅利認股權證之認購期間

預期紅利認股權證之認購期間將由紅利認股權證於聯交所開始上市之日起至二零零三年六月三十日止(包括首尾兩天)。

申請上市

中策將向聯交所上市委員會申請批准未繳股款及繳足股款之配售股份、紅利認股權證及紅利認股權證所附之認購權被行使時須予發行之中策股份上市及買賣。

威倫包銷協議

日期：	二零零二年三月十四日
訂約各方：	威倫及中策
被威倫包銷之配售股份數目：	每兩股配售股份包銷一股(不包括除外配售股份)，視乎於記錄日期之已發行中策股份數目，不會少於300,098,942股配售股份
向威倫支付之佣金：	將由威倫包銷之配售股份之總認購價之1%

於二零零二年三月十四日，中策及Calisan亦按與威倫包銷協議同樣之主要條款訂立Calisan包銷協議。

威倫現持有80,440,000股中策股份，佔中策已發行股本約17.45%。威倫已承諾會全數認購其暫定配額，即160,880,000股配售股份(款額為24,132,000港元)。

威倫及Calisan(Calisan現亦持有80,440,000股中策股份，及亦已承諾會全數認購其暫定配額160,880,000股配售股份)已各自同意會按均等分配之形式包銷剩餘之配售股份，視乎於記錄日期之已發行中策股份數目而定，合共不少於600,197,884股配售股份，惟須待彼等各自之包銷協議所載之條件獲履行後，方可作實。威倫及Calisan亦已各自不可撤回地向中策承諾，自就配售新股而刊登公佈之日期至記錄日期止期間內，彼等實益擁有之中策股份將繼續登記在彼等之名下。

據此按比例增加。於實際可行日期，中策有376,750份尚未行使之中策購股權，中策集團之董事及僱員據此可於記錄日期前行使中策購股權，認購中策股份。倘中策購股權所附全部認購權獲正式行使，而中策股份因該行使事項而於記錄日期當日或之前獲發行及配發，則已發行中策股份之數目將會增加376,750股，而根據配售新股將會發行之配售股份亦將會增加753,500股。威倫及Calisan已同意按均等分配之形式包銷全部根據配售新股被暫定配發之配售股份（不包括除外配售股份）。

配售股份之認購價

配售股份之認購價為每股配售股份0.15港元，股款須於接納時全數繳足。該認購價較中策股份於二零零二年三月八日（星期五）（即就配售新股而刊登之公佈之日期前最後一個交易日）下午十二時三十分在聯交所之收市價每股0.39港元折讓約61.54%、較中策股份於截至及包括二零零二年三月八日止十個交易日在聯交所之平均收市價每股約0.40港元折讓62.50%、較中策股份於最後實際可行日期在聯交所之收市價每股0.30港元折讓50%、亦較中策股份於二零零一年六月三十日（中策集團最近期之中期報告編製至該日為止）之未經審核綜合資產淨值每股中策股份約6.13港元折讓約97.55%。

暫定配額之基準

合資格中策股東於記錄日期辦公時間結束時每持有一股現有中策股份可獲配兩股未繳股款之配售股份。

配售股份之地位

配售股份在配發及繳足股款後，在各方面將與當時之現有中策股份享有同等權益。

紅利認股權證

待配售新股之條件獲履行後，中策將會向配售股份之首批登記持有人發行紅利認股權證，發行之基準為根據配售新股每認購十股配售股份可獲送三份認購權，每份認購權之初步認購價為0.17港元。發行紅利認股權證須待中策獨立股東於股東特別大會上批准及聯交所上市委員會批准紅利認股權證及因紅利認股權證所附之認購權被行使而將予發行之中策股份上市及買賣後，方可作實。

紅利認股權證之認購價

紅利認股權證之初步認購價每股中策股份0.17港元較中策股份於二零零二年三月八日（星期五）（即就配售新股而刊登之公佈之日期前最後一個交易日）下午十二時

威倫現持有80,440,000股中策股份，佔中策現有已發行股本約17.45%。威倫已承諾會全數認購其暫定配額，即160,880,000股配售股份（款額為24,132,000港元）。威倫及Calisan（Calisan現亦持有80,440,000股中策股份，及亦已承諾會全數認購其暫定配額160,880,000股配售股份）已各自同意會按均等分配之形式包銷剩餘之配售股份（合共不少於600,197,884股配售股份），惟須待彼等各自之包銷協議（兩者均於二零零二年三月十四日訂立）所載之條件獲履行後，方可作實。中策將會向威倫及Calisan各支付1%之包銷佣金。

倘威倫及Calisan被要求履行彼等根據其各自之包銷協議須履行之全部責任（以均等形式分配），則威倫及Calisan於中策經配售新股而擴大之股本（假設在記錄日期前並無任何中策購股權被行使）擁有之總權益將增至約78.30%。根據收購守則第26條之規定，威倫及Calisan履行彼等之包銷承諾可能會觸發威倫、Calisan及與彼等一致行動之人士提出強制性全面收購之機制，導致彼等須購入全部中策股份（不包括已由威倫、Calisan及與彼等一致行動之人士擁有或同意收購者）。威倫、Calisan及與彼等一致行動之人士將會向執行理事申請授出清洗豁免。

倘本公司根據威倫包銷協議認購超過149,218,884股配售股份，則根據上市規則第14章之規定，會構成本公司一項須予披露之交易。

中策之配售新股

發行數據

配售新股之基準：	於記錄日期每持有一股現有中策股份可按每股配售股份0.15港元之認購價獲配兩股配售股份，連同紅利認股權證，按每認購十股配售股份可獲送三份認購權（初步認購價為每份0.17港元）之比例派送
現有已發行中策股份數目：	460,978,942股中策股份（按就配售新股而刊登之公佈之日期計算）
配售股份數目：	不少於921,957,884股配售股份
紅利認股權證之款額：	認購權之初步認購價為每份0.17港元，款額不少於47,019,852港元

倘在記錄日期當日或之前因中策購股權所附之認購權被行使而向中策購股權持有人發行及配發任何額外中策股份，則根據配售新股將會發行之配售股份數目亦將



HANNY HOLDINGS LIMITED
（錦興集團有限公司）

（於百慕達註冊成立之有限公司）

董事：
執行董事：
陳國強博士（主席）
Yap, Allan先生（董事總經理）
陳國鴻先生
張國華先生

非執行董事：
霍建寧先生
袁天凡先生*
葉德銓先生
馬時亨先生*
曾令嘉先生*
張漢傑先生

* 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心7樓

敬啟者：

可能須予披露之交易

緒言

中策於二零零二年三月十四日宣佈，中策建議藉着配售新股連同紅利發行之方式，按每股配售股份0.15港元之價格，發行不少於921,957,884股新中策股份，以籌集約138,300,000港元（未扣除開支），股款須於接納時全數繳足。合資格中策股東於記錄日期每持有一股現有中策股份可獲中策暫定配發兩股配售股份，並可按每認購十股配售股份可獲送三份認購權（初步認購價為每份0.17港元）之比例，獲中策派送紅利認股權證。配售新股須待下文「配售新股之條件」一節所述之條件獲履行後，方可作實。

「配售新股」	指	於記錄日期每持有一股現有中策股份可獲配兩股配售股份
「配售股份」	指	根據配售新股將予發行之新中策股份
「公開權益條例」	指	香港法例第396章之證券(公開權益)條例
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港收購及合併守則
「包銷協議」	指	威倫包銷協議及Calisan包銷協議
「威倫」	指	威倫有限公司，一間於香港註冊成立之有限公司，由本公司全資擁有
「威倫包銷協議」	指	中策及威倫就配售新股而於二零零二年三月十四日訂立之協議
「清洗豁免」	指	執行理事根據收購守則第26條之豁免註釋附註1所授出之豁免，以豁免威倫、Calisan及與彼等任何一位一致行動之人士因威倫及Calisan根據包銷協議之條款認購配售股份而引致須提出強制性全面收購中策股份(不包括已由威倫、Calisan及與彼等任何一位一致行動之人士擁有或同意收購者)之責任

「股東特別大會」	指	中策為批准配售新股連同紅利發行及清洗豁免而即將舉行之股東特別大會
「除外配售股份」	指	威倫及Calisan根據配售新股之條款有權以合資格中策股東身份認購之321,760,000股配售股份
「執行理事」	指	證券及期貨事務監察委員會企業融資部執行董事或由執行董事委派之任何代表
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零二年四月二日，即付印本通函前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「海外中策股東」	指	於記錄日期名列中策股東登記冊而於該日之登記地址位於香港以外地區之中策股東
「保華德祥」	指	保華德祥建築集團有限公司，一間於百慕達註冊成立之有限公司，其證券於聯交所上市，而陳國強博士被視為擁有其已發行股本42.2%之權益
「章程文件」	指	中策就配售新股而將予刊發之章程、暫定配額通知書及額外配售股份申請表格
「合資格中策股東」	指	除海外中策股東以外，於記錄日期名列中策股東登記冊之中策股東
「記錄日期」	指	決定配售新股下未繳股款配售股份之暫定配額之記錄日期下午四時正(香港時間)

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人士」	指	上市規則所賦予之涵義
「董事會」	指	董事會
「紅利發行」	指	按每認購十股配售股份可獲送三份認購權之基準，向配售股份之首批登記持有人發行紅利認股權證
「紅利認股權證」	指	每份認購權為0.17港元之認股權證，認購權之總額不少於47,019,852港元。紅利認股權證之持有人有權據此按初步認購價每股中策股份0.17港元(可予調整)認購中策股份，並可由紅利認股權證在聯交所買賣之首日起至二零零三年六月三十日止(包括首尾兩天)行使
「Calisan」	指	Calisan Developments Limited，一間於英屬處女群島註冊成立之有限公司，由保華德祥全資擁有
「Calisan包銷協議」	指	中策及Calisan就配售新股而於二零零二年三月十四日訂立之協議
「本公司」	指	錦興集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市，而陳國強博士被視為擁有其已發行股本27.73%之權益
「中策」	指	中策集團有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市
「中策集團」	指	中策及其附屬公司
「中策獨立股東」	指	除威倫及Calisan、彼等各自之聯繫人士及與彼等一致行動之人士及根據包銷協議於配售新股之包銷事項中參與或擁有權益之人士以外之中策股東
「中策股份」	指	中策股本中每股0.10港元之股份
「中策購股權」	指	中策根據其於一九九二年七月二十日採納之購股權計劃所授出可認購中策股份之購股權
「董事」	指	本公司之董事

目錄

重要文件

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下之所有錦興集團有限公司股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
（錦興集團有限公司）

（於百慕達註冊成立之有限公司）

可能須予披露之交易

二零零二年四月四日